Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-143586

June __, 2007

NAME
ADDRESS
CITY, STATE, ZIP

Dear Name:

Southern Iowa BioEnergy, LLC (SIBE) is pleased to report that we have filed an amendment to our Registration Statement with the Securities and Exchange Commission (SEC). Our amendment identifies changes in our business plan from both a development and operations standpoint, while maintaining our original goal of building a 30 million gallon per year biodiesel production facility in south central Iowa. You will find a link to the SEC website containing the complete text of our amendment on the home page of our website, www.SIBEbiodiesel.com.

Highlights of some of the significant changes are:

•
The plant will be constructed in Osceola, Clarke County, Iowa, approximately 30 miles north of Lamoni. Osceola is on Interstate 35 and US Highway 34. This site is the transload site for rail shipments. Constructing the plant in Osceola saves transportation costs for the materials that would have been trucked to and from Lamoni under our prior business plan.

•
The site is in an area that has been designated as eligible for an Enterprise Zone, and our project has been approved by the Clarke County board of supervisors for designation as an Enterprise Zone similar to our former Lamoni site.

•	A consulting group, Third Inning Solutions, has been engaged to assist us in the project development.
•
The minimum equity that we will need to raise is amended to $17,600,000 with $30,000,000 as the maximum. The price per unit is $1,000 with a minimum purchase of 20 units. Additional units may be purchased in one-unit increments.

•
We have signed an interim agreement with Ball Industrial to begin analysis of the cost of the plant. Ball Industrial, based in Des Moines, has over twenty years of experience in building industrial plants.

•
Ball Industrial has partnered with Bratney Companies, Westfalia Separator and Cimbria-Sket to design and construct our facility. Westfalia Separator, in conjunction with Cimbria-Sket, will provide the process technology . Collectively, these 2 companies have over 140 years of experience and 16 plants in operation in Europe utilizing their technology. This technology produces biodiesel to meet European quality standards which are somewhat higher than current American standards.

•
FCStone, LLC, has agreed to provide risk management and feedstock procurement services for the SIBE operation. They have over thirty years of experience in feedstock origination and risk management and will to provide daily risk and cash management and origination transactions.

•
EcoEnergy has agreed to purchase all of our biodiesel and provide logistics to our customers. EcoEnergy has been marketing biodiesel for 18 years and currently markets around 110 million gallons of biodiesel per year, with an additional 230 MMGY in various stages of project development.

•
Thompson Environmental Consulting, Inc. will provide environmental consulting and permitting services. They have already examined our site and have not found any indications of environmental problems. Thompson has permitted 23 biodiesel facilities.

We believe these changes enhance our project significantly. However, the changes also are significant enough that some subscribers may not wish to continue with an investment in SIBE. When the SEC has declared the amendment to be effective, subscribers will be given an opportunity to withdraw their subscriptions pursuant to a rescission offering that was filed at or about the same time as our amendment. We hope that this advanced information with the details on the website link will give you an opportunity to understand the changes to our business plan and that you will plan to continue to be our partner in this exciting project.

Please feel free to call the office at (641) 784-3510 with any questions you may have.

Sincerely,

SOUTHERN IOWA BIOENERGY

William T. Higdon, President

IMPORTANT NOTICE TO INVESTORS:

SOUTHERN IOWA BIOENERGY (SIBE) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest you should read the prospectus in the registration statement and other documents SIBE has filed with the SEC for more complete information about SIBE and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SIBE will arrange to send you these documents if you request it by calling (641) 784-3510; emailing us at info@SIBEbiodiesel.com or visiting our web site at www.SIBEbiodiesel.com.